March 24, 2011

VIA EDGAR

Mr. Michael Clampitt
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:         National Rural Utilities Cooperative Finance Corporation
File No. 001-07012
Form 10-K for the fiscal year ended May 31, 2009
Form 10-K for the fiscal year ended May 31, 2010
Form 10-Q for the period ended September 30, 2010

Dear Mr. Clampitt

On behalf of National Rural Utilities Cooperative Finance Corporation (“CFC”), this letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated January 14, 2011, regarding the above referenced filings of CFC.  For your convenience, each of the Staff’s comments are set forth below in italics, followed in each case by CFC’s response.

Form 10-K

Business, Page 1

Comment:

1.
We note your proposed response to comment 9 of our letter to you. Please include in your future filings the disclosures you provided in response to our previous comments numbered 9, that is, the disclosures you provided on page 9 of your response letter dated May 28, 2010.

Response:

While CFC believes it included all of the material portions of the referenced disclosures in its Annual Report on Form 10-K for the fiscal year ended May 31, 2010, in response to the Staff’s comment it will revise future filings to include the additional information requested.  CFC notes that it believes that quoting the definition of “rural area” in full in its public filings as it did on page 9 of its previous response letter would be unnecessarily distracting to readers without adding additional material information.

Our Loan Programs, Page 3

Comment:

2.
We note your proposed response to comment 17 of our letter to you. Please include in your future filings more definition regarding the terms “member risk rating system”, “credit limitation tests”, and “credit approval matrix.”

Response:

In response to the Staff’s comment, CFC will revise its future filings to include the additional requested definitions or, where appropriate, eliminate the use of the specified terms in favor of alternative language the meaning of which is more readily apparent.

Risk Factors, page 13

Comment:

3.
We note your proposed response to comment 25 of our letter to you. Please include in your future filings, a risk factor relating to the potential conflicts of interest arising from your being controlled by your members and you make loans only to those members. Please also address the risk that unlike banks, you are not subject to federal or state regulation, examination or oversight with regard to your lending activities.

Response:

In response to the Staff’s comment, CFC will include the requested risk factor disclosure in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Comment:

4.	We note your disclosure regarding your use of non-GAAP measures and subsequent analysis of your non-GAAP measures in the Executive Summary section. Please revise future filings to include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP in your Executive Summary. Refer to Item 10(e) of Regulation S-K.

Response:

In response to the Staff’s comment, CFC will revise future filings as requested.

Form 10-Q for the period ended August 31, 2010

Comment:

5
Noting the significant changes for “Derivative Losses”, supplementally advise the staff of the names of the counter-parties and the losses related to each during the period. Additionally, advise if any are related parties or affiliated with any of your members.

Response:

Per the Staff’s request, please find below supplemental information regarding CFC’s derivative gains and losses recorded for the three months ended August 31, 2010 by counterparty, which ties to its total derivative losses reported in the Form 10-Q for the period ended August 31, 2010.  The derivative losses recorded is comprised of two components, the cash settlements for the period, which is the accrual of the payment to be made by CFC and payment to be received by CFC for the period and the derivative forward value, which is the net present value of all future estimated cash settlements through maturity of each interest rate swap based on the interest rate future curve at period end.  None of the counterparties are related to CFC, or, to CFC’s knowledge, any of its members.

	For the three months ended August 31, 2010
(dollar amounts in thousands)	Derivative cash settlements	Derivative forward value	Total
ABN-AMRO	$(420)	$4,493	$4,073
Bank of America	(1,850)	(1,614)	(3,464)
Bank of Montreal	(2,418)	(8,555)	(10,973)
Bayerische Landesbank (BLB)	(2,687)	2,736	49
BNP Paribas	(74)	(9)	(83)
Calyon	149	(16,878)	(16,729)
CSFB	(788)	(4,097)	(4,885)
Deutsche Bank	(1,190)	(1,898)	(3,088)
HSBC Bank USA	794	(233)	561
JP Morgan Chase	3,536	(24,970)	(21,434)
KeyBank	1,319	9,847	11,166
Merrill Lynch	(1,460)	(8,205)	(9,665)
Mizuho	(682)	(5,395)	(6,077)
Nova Scotia	(1,762)	(8,224)	(9,986)
PNC	(22)	1,435	1,413
Rabobank	(663)	(202)	(865)
RBS	948	9,178	10,126
Suntrust	1,610	(442)	1,168
TMI (Mitsubishi UFJ Securities Co)	2,794	(20,180)	(17,386)
UBS	(1,596)	(745)	(2,341)
Amortization of transition adjustment	-	166	166
Total derivative losses	$(4,462)	$(73,792)	$(78,254)

* * * * * * * * * * * * *

National Rural hereby acknowledges that:

•	National Rural is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	National Rural may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 703-709-6716 or our outside legal counsel, Greg Parisi, at 202-637-5524.

/s/ ROBERT E. GEIER
Robert E. Geier
Controller
(Principal Accounting Officer)

cc:          Sheldon C. Petersen, Chief Executive Officer
       Steven L. Lilly, Chief Financial Officer
       John J. List, General Counsel